Exhibit 21.1
List of Subsidiaries of Oasis Midstream Partners LP

Name of Subsidiary	Jurisdiction of Incorporation or Organization

OMP Operating LLC	Delaware

Panther DevCo LLC	Delaware

Bighorn DevCo LLC	Delaware

Bobcat DevCo LLC	Delaware

Beartooth DevCo LLC	Delaware